Filed by United States Steel LLC and USX Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                       And deemed filed pursuant to Rule 13e-4
                                        Of the Securities Exchange Act of 1934
                                             Subject Company:  USX Corporation
                                                 Commission File No. 333-71454

                              Reminder Notice
                              ---------------

                      This announcement is neither an
        offer to purchase nor a solicitation of an offer to sell any securities. The exchange offers are made solely by the Prospectus dated
   November 5, 2001 and the related Letters of Transmittal and Notices of
    Guaranteed Delivery and are being made to all holders of Outstanding Securities. The exchange offers are not being made to, nor will tenders be accepted from or on behalf of,
       holders of Outstanding Securities in any jurisdiction in which the making or accepting of the exchange offers would not
            be in compliance with the laws of such jurisdiction.

                                $365,000,000

                          United States Steel LLC
                            to be converted into
                      United States Steel Corporation
                             Offers to Exchange
            10% Senior Quarterly Income Debt Securities due 2031
               (SQUIDS(SM)) for the following Securities (the
                         "Outstanding Securities"):
      6.50% Cumulative Convertible Preferred Stock of USX Corporation
                           (Cusip No. 902905 819)
    6.75% Convertible Quarterly Income Preferred Securities (QUIPS(SM) of
                 USX Capital Trust I (Cusip No. 90339 E201)
  8.75% Cumulative Monthly Income Preferred Shares (MIPS(R)), Series A, of
                   USX Capital LLC (Cusip No. P96460 103)

             Each of the Exchange Offers and Withdrawal Rights
                will expire at 5:00 p.m New York City Time,
                 unless earlier terminated or extended, on
                             December 7, 2001.
          All Outstanding Securities must be tendered on or prior
                               to this date.

United States Steel LLC is offering to exchange, subject to the terms and conditions described in the Prospectus dated November 5, 2001 and the accompanying letters of transmittal, the following Outstanding Securities:

|X| $50 principal amount of its 10% Senior Quarterly Income Debt Securities due 2031 ("SQUIDS"), for each validly tendered and accepted share of 6.50% Cumulative Convertible Preferred Stock ("Preferred Stock") of USX Corporation (CUSIP 902905 819);

|X| $50 principal amount of SQUIDS, for each validly tendered and accepted 6.75% Convertible Quarterly Income Preferred Security of USX Capital Trust I (CUSIP 90339 E201), plus a cash payment for accrued but unpaid distributions; and

|X| $25 principal amount of SQUIDS, for each validly tendered and accepted 8.75% Cumulative Monthly Income Preferred Share, Series A, of USX Capital LLC (CUSIP P96460 103), plus a cash payment for accrued but unpaid dividends.

Holders of shares of 6.50% Preferred Stock tendered and accepted in the exchange offers will not be paid accrued dividends on the Exchange Date. Rather, all holders of 6.50% Preferred Stock as of December 3, 2001 will receive payment on December 31, 2001 in the amount of the full quarterly dividend payable on the 6.50% Preferred Stock for the fourth quarter.

If you have any questions about the transaction please e-mail them to USS_Exchange@GS.com, or call the Dealer Manager or Information Agent at the numbers below.

      The Dealer Manager for the Exchange           The Information Agent for the          The Exchange Agent for the Exchange
                Offers is:                               Exchange Offers is:                            Offers is:
            GOLDMAN, SACHS & Co.                     MELLON INVESTOR SERVICES LLC                  THE BANK OF NEW YORK
              85 Broad Street                         44 Wall Street - 7th Floor                      20 Broad Street
           New York, New York 10004                     New York, New York 10005                 Corp. Trust Services Window
           Toll Free: (800) 828-3182                   Toll Free: (866) 293-6624                  New York, New York 10286
                                                          Tel: (917) 320-6286                     Attn: Reorganization Unit
                                                                                             Fax (Eligible Institutions Only):
                                                                                             (914) 773-5015 or (914) 773-5025
                                                                                              To Confirm by Tel: (914) 773-5735

SQUIDS(SM) and QUIPS(SM) are service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.